Exhibit 8.1
	Country of	Percentage
Name of Subsidiary	Incorporation	Ownership
Given Imaging Pty. Ltd.	Australia	100
Given Imaging, Inc.	Delaware	100
Given Imaging s.a.s.	France	100
Given Imaging GmbH	Germany	100
Given Imaging B.V.	Netherlands	100
Given Imaging K.K.	Japan	93
Given Imaging (Asia-Pacific) PTE Ltd.	Singapore	100
Given Imaging (Asia) Company Ltd.	Hong Kong	100
Sierra Scientific Instruments Holding Corporation	Delaware	100
Sierra Scientific Instruments, LLC	Delaware	100
Given Imaging Vietnam Co., Ltd.	Vietnam	100
Endonetics, Inc.	California	100